

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop #4631   September 13, 2016

Via E-mail
Xiaobin Wu
Chief Executive Officer
Fuda Group (USA) Corporation
48 Wall Street, 11th Floor
New York, NY 10005

        Re: **Fuda Group (USA) Corporation**
                Amendment No. 6 to Registration Statement on Form S-1
                Filed August 30, 2016
                File No. 333-208078

        Dear Mr. Wu:

        We have reviewed your response letter and the above-referenced filing, and have the following comments.

Use of Proceeds, page 34

1.   Please disclose how proceeds will be allocated if 100% of the offering is raised.

The Business, page 41
Operations, Page 42

2.   We note the table you provide at the bottom of page 42, which discloses the average purchase and sales prices for granite blocks and slabs. In your next amendment, please discuss why you are able to sell blocks at a much higher markup than slabs. We note that the ratio of sales to purchase price in 2014 and 2015 for blocks was 2.77-to-1 and 4.98-to-1, respectively, while the corresponding ratios for slabs during these times were 1.65-to-1 and 1.72-to-1. We also note disclosure on page 70 that the overall margin for granite for the three months ended June 30, 2016 was 72.1%, but it is unclear from this table that there is a material difference in the margin for each type of granite product. Please also consider discussing the margins for blocks and slabs separately in MD&A as well, as they appear to be materially different.

3.   We note that you have revised your disclosure about the amount of granite blocks purchased and sold in 2015 from 53,346 tons purchased and 72,555 tons sold to simply refer to 91,240 tons. It is not clear whether your new disclosure refers to tons purchased or tons sold, or whether you sold only what you purchased in 2015 or whether you also may have sold more granite from existing inventory, as suggested by your earlier disclosure that you sold more tonnage in 2015 than you purchased that year. Please

clarify, and elaborate on your practices regarding inventory and other working capital items to explain the reasons for changes in the amounts of inventory purchased and sold, the circumstances that would permit you to sell more granite than you buy in a given year, such originally disclosed with respect to 2015. See Item 101(c)(1)(vi) of Regulation S-K.

4.   We note that your purchase and sale prices for granite blocks decreased significantly from 2014 to 2015. Please include disclosure that explains why this is the case, here or in MD&A.

5.   We note your disclosure on page 45 stating that you do not perform any processing operations. This appears to contradict to your disclosures on pages 71 and 72 that state that your sorting and filtering activities of gold mine tailing required the Company to incur additional expenses such as hiring additional workers and purchasing tools and supplies for the workers. Please advise.

Consolidated Statement of Operations, page F-3

6.   We note your sales and cost of sales information as well as your gain on barter trade for 2014 changed from amendment #5 to amendment #6. Please explain the nature of the changes in your financial statements.

9. Related Party Transactions, page F-14

7.   You disclose that you acquired lands from Fuda for RMB 156,845,700 however Attachment #3 to your response to comment 11 dated August 30, 2016 shows a purchase of RMB 127,424,700. Please reconcile these numbers and revise accordingly.

8.   We further note your disclosure of barter trade sales and cost of sales recorded related to affiliated entities as a result of the land purchases. Based on the journal entries you provided us in Attachment #3 to your response to comment 11 dated August 30, 2016, it appears that ultimately no revenue or cost of sales are recorded. In this regard, any barter trade sales and cost of sales are netted and recorded to the gain/(loss) on barter trade. Please revise your disclosure to clarify that no revenue or cost of sales are recorded related to the barter trades with affiliates.

10. Barter Trade Exchange, page F-15

9.   We note your response to comment 11 and your revised disclosure which discusses your land purchases with Beijing Huanda. We note in your response you also purchased land from Dandong City, Gao Shi Jun and Wu Xiao Bin. Based on the journal entries you provided, it appears balances to these land sellers have not been repaid and therefore you have a remaining balance of approximately RMB 70,562,690. Tell us the status of these payables related back to 2012 and 2013, where you have these payables recorded in your financial statements and how and when you intend to repay these obligations. We note

your disclosure on page 66 where you indicate all outstanding amounts owed for the land purchased through barter trade were paid off. To the extent, you plan to pay these obligations off with barter sales, please disclose this fact and whether or not you anticipate recognizing a gain or loss on the transactions.

10.   We note your response to comment 11 did not address the difference between the amounts recorded as revenue in your amendment #4 and the gain reclassified in the amendment #5. We further note the amounts recorded as a gain from barter transactions in amendment #5 of $7,631,963 and $15,850,360 for the years ending December 31, 2015 and 2014, respectively have changed again to $7,634,923 and $20,524,540 for the years ending December 31, 2015 and 2014, respectively. Please address these differences.

11.   Your disclosure on page F-15 discusses an agreement with the land sellers and the ordering of stones. Please tell if the agreement included provisions on the amount of stones to be exchanged for the land payables. We note the gains on these transactions had significantly higher margins than other third party sales of stones. Does the agreement stipulate the margin and if not, how did you determine how much to reduce the payable by when stones were ordered?

Closing

        You may contact Melissa Rocha, Senior Assistant Chief Accountant at 202-551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at 202- 551-3610 with questions on engineering related comments and contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3765 with any other questions.

                                                Sincerely,

                                                /s/ Pamela Long

                                                Pamela Long
                                                Assistant Director
                                                Office of Manufacturing and
                                                Construction

cc: Via E-mail
        Anthony Patel, Esq.
        Cassidy & Associates